SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008
COMMISSION FILE No. 1-31690

TransCanada Corporation
(Translation of Registrant's Name into English)

450 – 1 Street S.W., Calgary, Alberta, T2P 5H1, Canada
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F    _______     Form 40-F  ___X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    _______      No   ___X____

I

The documents listed below in this Section are furnished, not filed, as Exhibits 99.1 and 99.2.  The Exhibits are being furnished, not filed, and will not be incorporated by reference into any registration statement filed by TransCanada Corporation under the Securities Act of 1933, as amended.

99.1	Material Change Report of the Registrant dated April 10, 2008.

99.2	Membership Interest and Stock Purchase Agreement between Keyspan Corporation, TransCanada Facility USA, Inc. and Keyspan Energy Corporation dated as of March 31, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSCANADA CORPORATION

By: /s/ Donald J. DeGrandis
Donald J. DeGrandis
Corporate Secretary

April 10, 2008

EXHIBIT INDEX

99.1	Material Change Report of the Registrant dated April 10, 2008.

99.2	Membership Interest and Stock Purchase Agreement between Keyspan Corporation, TransCanada Facility USA, Inc. and Keyspan Energy Corporation dated as of March 31, 2008.